ORBIS

Warszawa , 2004-06-16

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04035223

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 18/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 155 SECTION

Current report no 18/2004

Draft resolutions of the annual General Assembly of Shareholders of "Orbis" S.A. to be held on June 23, 2004.

Draft Resolution
regarding point 5 of the agenda:

Resolution No 1
concerning approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2003, up till December 31, 2003.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003, is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 6 of the agenda:

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the period from January 1, 2003, up till December 31, 2003.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
The financial statements of the Company for the financial year 2003 including:
1. introduction to the financial statements;
2. balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
3. profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
4. cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
5. comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
6. additional notes;

are hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 7 of the agenda:

Resolution No 3
concerning division of net profit generated in the financial year ended December 31, 2003.
Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The net profit generated during the financial year ended December 31, 2003, amounting to 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze), shall be apportioned to:
1. supplementary capital - in the amount of PLN 28,799,942.80
2. dividend - in the amount of PLN 15,666,182.72

§ 2
1. The value of dividend shall be fixed at 34 Grosze per one share.
2. The dividend date shall be July 28, 2004.
3. The dividend shall be paid out on August 12, 2004.

§ 3
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 8 of the agenda:

Resolution No 4
concerning financing past year's loss from supplementary capital.

Acting pursuant to Article 395 § 2 point 2 and Article 396 § 5 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2 of the Company's Statutes, it is hereby resolved as follows:

§1
Consent is hereby granted to cover past year's loss amounting to PLN 3,382,830.54 (say: three million three hundred eighty two thousand eight hundred thirty Polish Zloty and 54 Grosze) disclosed in the balance sheet prepared as at December 31, 2003, from the Company's supplementary capital.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 9 of the agenda:

Resolution No 5
concerning approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2003 and the Management Board's report on the activity of the Orbis Group for the financial year 2003.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as later amended), it is hereby resolved as follows:

§1

The annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2003, including:

1. introduction to the financial statements;
2. consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
3. consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
4. consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
5. consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
6. additional notes;

are hereby approved.

§ 2

The Management Board's report on the operations of the Orbis Group for the year 2003 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 10 of the agenda:

Resolution No 6

concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003:

1.	Maciej Olaf Grelowski	for the period from January 1, 2003, till December 31, 2003;
2.	Krzysztof Andrzej Gerula	for the period from January 1, 2003, till December 31, 2003;
3.	Andrzej Bobola Szułdrzyński	for the period from January 1, 2003, till December 31, 2003;
4.	Ireneusz Andrzej Węglowski	for the period from January 1, 2003, till December 31, 2003;
5.	Yannick Rouvrais	for the period from January 1, 2003, till December 31, 2003;
6.	Laurent Picheral	for the period from January 1, 2003, till September 23, 2003;
7.	Allain Billy	for the period from August 5, 2003, till December 31, 2003.

§ 2

The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 11 of the agenda:

Resolution No 7

concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003:

1. Eli Alroy - for the period from January 1, 2003, up till December 31, 2003,
2. Justin Chuter - for the period from June 26, 2003, up till December 17, 2003,
3. Wojciech Ciesielski - for the period from January 1, 2003, up till December 31, 2003,
4. Sabina Czepielinda - for the period from January 1, 2003, up till December 31, 2003,
5. Wanda Dutkowska - for the period from January 1, 2003, up till December 31, 2003,
6. Michael Harvey - for the period from January 1, 2003, up till December 31, 2003,
7. Claude Moscheni - for the period from December 17, 2003, up till December 31, 2003,
8. David Netser - for the period from January 1, 2003, up till June 25, 2003,
9. Janusz Rożdżyński - for the period from January 1, 2003, up till December 31, 2003,
10. Andrzej Saja - for the period from January 1, 2003, up till December 31, 2003,
11. Jean-Philippe Savoye - for the period from January 1, 2003, up till December 31, 2003,
12. David Vely - for the period from January 1, 2003, up till December 17, 2003,
13. Christopher Voutsinas - for the period from December 17, 2003, up till December 31, 2003.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 12 of the agenda:

Resolution No 8
concerning sale of the title to perpetual usufruct of the plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and Partnerships and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1
The General Assembly of Shareholders of Orbis S.A. hereby grants its consent for the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 13 of the agenda:

Resolution No 9
concerning sale of the title to perpetual usufruct of real property consisting of a plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters, together with the ownership title to buildings, including the building of former Sofitel and other buildings and facilities developed thereon, located in Kraków at 28, Konopnickiej street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and Partnerships and § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§ 1
The General Assembly of "Orbis" S.A. Shareholders hereby grants its consent for the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land,

located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the "Orbis" S.A. Management Board, however, not less than PLN 32,000,000 net.

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 14 of the agenda:

Resolution No 10
concerning being informed of the result of elections by the Company's employees of three Supervisory Board members for the Board's sixth tenure, the said result being binding upon the General Assembly of Shareholders.

§1
The General Assembly of Shareholders of Orbis S.A. hereby acknowledges the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:
1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

§ 2
The Resolution shall come into force upon its adoption.

Draft Resolution
regarding point 15 of the agenda:

Resolution No 11
concerning appointment by the General Assembly of Shareholders of seven Supervisory Board members for the Board's sixth tenure.

§1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Assembly of Shareholders hereby appoints the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
2. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
3. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
4. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
5. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
6. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,
7. ....
   number of votes cast: ...... ; of which for: ......, against: ......, abstaining votes: ......,

§ 2
The Resolution shall come into force upon the end of this General Assembly of Shareholders.